UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 22, 2023

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Attached as Exhibit I are the Unaudited Interim Condensed Consolidated Financial Statements of Capital Product Partners L.P. (“CPLP”) for the six-month periods ended June 30, 2023 and 2022 and the related Operating and Financial Review and Prospects discussion.

Attached as Exhibit 101 is the following financial information from this Report on Form 6-K for the six-month periods ended June 30, 2023 and 2022, filed as part of Exhibit I hereto, formatted in Extensible Business Reporting Language (“XBRL”):

(i)	Unaudited Condensed Consolidated Balance Sheets as of June 30, 2023 and December 31, 2022;

(ii)	Unaudited Condensed Consolidated Statements of Comprehensive Income for the six-month periods ended June 30, 2023 and 2022;

(iii)	Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the six-month periods ended June 30, 2023 and 2022;

(iv)	Unaudited Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2023 and 2022; and

(v)	Notes to the Unaudited Interim Condensed Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: September 22, 2023	By:	Capital GP L.L.C., its general partner
/s/ Gerasimos (Jerry) Kalogiratos
Name: Gerasimos (Jerry) Kalogiratos
Title: Chief Executive Officer of Capital GP L.L.C.

Exhibit I

 CPLP

Financial Results for the six-month period ended June 30, 2023

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2023 and 2022 and related notes included elsewhere herein. Among other things, the financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2023 (the “Annual Report”). These risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Fleet

The following table summarizes the current employment of our fleet:

Vessel Name	Charter Type (1)	Expiry of Charter (2)	Charterer
DRYBULK VESSEL
Cape Agamemnon	Spot	–	–
CONTAINER CARRIER VESSELS
Manzanillo Express (8)	10-yr TC	Jul-32	Hapag-Lloyd Aktiengesellschaft (“Hapag-Lloyd”)
Itajai Express (8)	10-yr TC	Oct-32	Hapag-Lloyd
Buenaventura Express (8)	10-yr TC	Mar-33	Hapag-Lloyd
Hyundai Prestige	12-yr TC	Dec-24	Hyundai Merchant Marine Co. Ltd. (“HMM”)
Hyundai Premium	12-yr TC	Jan-25	HMM
Hyundai Paramount	12-yr TC	Feb-25	HMM
Hyundai Privilege	12-yr TC	Mar-25	HMM
Hyundai Platinum	12-yr TC	Apr-25	HMM
Akadimos(9)	2-yr TC	Mar-25	CMA CGM S.A. (“CMA CGM”)
Athos	6.8-yr TC	Apr-26	Hapag-Lloyd
Aristomenis	7.5-yr TC	Apr-26	Hapag-Lloyd
Athenian	6.8-yr TC	Apr-26	Hapag-Lloyd
Long Beach Express (3)	4.7-yr TC	Jun-25	Hapag-Lloyd
Seattle Express (3)	4.7-yr TC	Sep-25	Hapag-Lloyd
Fos Express (3)	4.7-yr TC	Sep-25	Hapag-Lloyd
LNG/C VESSELS
Aristos I (4)	5-yr TC	Oct-25	BP Gas Marketing Limited (“BP”)
Aristarchos (5)	10-yr TC	May-31	Cheniere Marketing International LLP (“Cheniere”)
Aristidis I (4)	5-yr TC	Dec-25	BP
Attalos (4)	4.2-yr TC	Oct-25	BP
Adamastos (6)	7.2-yr TC	Sep-28	Engie Energy Marketing Singapore Pte Ltd. (“Engie”)
Asklipios (5)	10-yr TC	Aug-31	Cheniere
Asterix I (7)	7-yr TC	Dec-29	Hartree Partners Power & Gas Company (UK) Limited (“Hartree")

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(1)  TC: Time Charter; Spot: Voyage charter.

(2)  Earliest possible redelivery date.

(3)  In September 2020, each of the vessel-owning companies of the M/V Long Beach Express, the M/V Seattle Express and the M/V Fos Express entered into a time charter agreement with Hapag-Lloyd for a period of 56 to 60 months. The charterer has the option to extend the time charters of the vessels by 24 months (+/- 60 days) plus 12 months (+/- 45 days). The charter of the M/V Long Beach Express commenced in October 2020 and of the M/V Seattle Express and the M/V Fos Express in January 2021.

(4)  In 2019, each of the vessel-owning companies of the LNG/C Aristos I, the LNG/C Aristidis I and the LNG/C Attalos, entered into a time charter agreement with BP for a period of 3 years (+/- 30 days). The charterers have three two-year options (+/- 30 days) and one three-year option (+/- 30 days). The charters of the LNG/C Aristos I and the LNG/C Aristidis I commenced in November 2020 and January 2021 respectively. The charter of the LNG/C Attalos commenced in November 2022, previously the vessel was under a 15-month (+/- 30 days) time charter with BP. In February and March 2023, the charterer exercised its option to extend the time charter of the LNG/C Aristos I and LNG/C Aristidis I by two years (+/- 30 days), respectively.

(5)  In April 2021, each of the vessel-owning companies of the LNG/C Aristarchos and the LNG/C Asklipios, entered into a time charter agreement with Cheniere until March 15, 2025 (+/- 30 days) and February 5, 2025 (+/- 30 days). Each charter has two one-year options (+/- 30 days). The charters of the LNG/C Aristarchos and the LNG/C Asklipios commenced in June 2021 and September 2021, respectively. In August 2022 both vessels amended their time charter agreement with Cheniere and extended them until June 14, 2031 (+/- 30 days) and September 28, 2031 (+/- 30 days), respectively. After the amendment each charter has two two-year options (+/- 30 days).

(6)  In July 2021, the vessel-owning company of the LNG/C Adamastos, entered into a time charter agreement with Engie for a period of 1,890 days (+90/-45 days) or for a period of 2,620 days (+90/-45 days) if the charterer exercises its option on or prior to May 2023. The charter of the LNG/C Adamastos commenced in August 2021. In May 2022, the charterer elected the second period of 2,620 days (+90/-45 days).

(7)  In January 2022, the vessel-owning company of the LNG/C Asterix I, entered into a time charter agreement with Hartree for a period of 1,825 days (+/-60 days) or for a period of 2,555 days (+/-60 days) if the charterer exercises its option on or prior to January 2025. The charter has one two-year option (+/- 30 days). In January 2023, the charterer selected the period of 2,555 days (+/-60 days). The charter of the LNG/C Asterix I commenced in February 2023.

(8)  In June 2021, the vessel-owning companies of the M/V Manzanillo Express, the M/V Itajai Express and the M/V Buenaventura Express, entered into a time charter agreement with Hapag-Lloyd for a period of 120 months (+/-90 days). The charterers have three two-year options (+/- 45 days). The charters of the M/V Manzanillo Express, the M/V Itajai Express and the M/V Buenaventura Express commenced in October 2022, January 2023, and June 2023, respectively.

(9)  In March 2023, the vessel-owning company of the M/V Akadimos entered into a time charter agreement with CMA CGM for a period of two years (+45/-30 days). The charter of the M/V Akadimos commenced in April 2023.

Recent Developments

Vessel acquisitions

On January 10, 2023, we acquired from Capital Maritime and Trading Corp. (“Capital Maritime”) the shares of the company owning the M/V Itajai Express for a total consideration of $122.5 million, which was funded through a cash deposit of $6.0 million advanced in June 2022, $8.5 million of cash at hand and $108 million of debt through a new sale and lease back agreement we entered into on December 23, 2022 with a duration of eight years (the “2022 Jolco”).

On February 17, 2023, we acquired from Capital Maritime the shares of the company owning the LNG/C Asterix I, for a total consideration of $230.0 million, which was funded through a cash deposit of $12.0 million advanced in June 2022, $34.0 million of cash at hand and $184.0 million of debt through a new sale and lease back agreement we entered into on February 7, 2023 with a duration of 10 years (the “2023 CMBFL - LNG/C”).

On June 20, 2023, we acquired from Capital Maritime the shares of the company owning the M/V Buenaventura Express for a total consideration of $122.5 million, which was funded through a cash deposit of $6.0 million advanced in June 2022, $16.5 million of cash at hand and $100.0 million of debt through a new credit facility we entered into on June 13, 2023 with a duration of eight years (the “2023 Credit Facility”).

Vessel disposal

On June 27, 2023, we agreed to sell the dry cargo vessel M/V Cape Agamemnon (179,221 DWT, built 2010, Sungdong Shipbuilding & Marine Engineering Co., Ltd, South Korea) to an unaffiliated party for a total consideration of $22.0 million. As of June 30, 2023, the vessel was classified as held for sale and we recorded a non-cash impairment charge of $8.0 million. The delivery of the M/V Cape Agamemnon to the buyer is expected by October 2023.

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Debt repayment

On March 14, 2023, the Partnership fully repaid the debt facility that we entered into with CMB Financial Leasing Co., Ltd in January 2021 amounting to $23.4 million with original maturity in February 2026 (“2021 CMBFL – Panamax”) with the purpose of partially financing the acquisition of three 5,089 TEU sister container vessels, namely the M/V Long Beach Express,the M/V Seattle Express and the M/V Fos Express.

Quarterly Common Unit Cash Distribution

On January 26, 2023, the Board declared a cash distribution of $0.15 per common unit for the fourth quarter of 2022 which was paid on February 10, 2023, to common unit holders of record on February 7, 2023.

On April 25, 2023, the Board declared a cash distribution of $0.15 per common unit for the first quarter of 2023 which was paid on May 12, 2023, to common unit holders of record on May 8, 2023.

On July 20, 2023, the Board declared a cash distribution of $0.15 per common unit for the second quarter of 2023 which was paid on August 8, 2023, to common unit holders of record on August 2, 2023.

As previously announced, we intend to review our distributions from time to time in the light of a range of factors, including, among other things, our access to the capital markets, the refinancing of our external debt, the level of our capital expenditures and our ability to pursue accretive transactions. For further information on the risks that may affect our distributions, see “Item 3. Key Information—D. Risk Factors”, including in particular the risk factor entitled “We cannot assure you that we will pay any distributions on our units” in our Annual Report.

Fleet Employment

Currently we own a fleet of 23 high specification vessels consisting of 12 Neo-Panamax container carrier vessels, three Panamax container carrier vessels and seven X-DF Liquefied natural gas carrier (“LNG/C”) vessels all employed under time charter agreements and one Cape-size bulk carrier vessel currently trading under voyage charters and which we have agreed to sell to an unaffiliated party.

As of June 30, 2023, our charter coverage for the rest of 2023 and 2024 was 96% for both periods.

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Factors Affecting Our Future Results of Operations

Please refer to our Annual Report, regarding the factors affecting our future results of operations.

Financial Results:

	For the six-month periods ended June 30,
	2023	2022
Revenues	169,551	147,316
Expenses:
Voyage expenses	7,782	8,031
Vessel operating expenses	37,594	28,555
Vessel operating expenses - related parties	5,212	4,571
General and administrative expenses (including $1,296 and $1,063 to related parties, for the six-month periods ended June 30, 2023, and 2022, respectively)	5,115	3,894
Vessel depreciation and amortization	40,053	36,032
Impairment of vessel	7,956	–
Operating income, net	65,839	66,233
Other income / (expense), net:
Interest expense and finance cost	(49,190)	(22,052)
Other income	791	1,386
Total other expense, net	(48,399)	(20,666)
Partnership’s net income	17,440	45,567
Other comprehensive income:
Unrealized gain on derivative instruments	1,650	–
Partnership’s comprehensive income	19,090	45,567

Results of Operations

Six-Month Period Ended June 30, 2023, Compared to the Six-Month Period Ended June 30, 2022

Our results of operations for the six-month periods ended June 30, 2023 and 2022 differ primarily due to:

•	the increase in the average number of the vessels in our fleet following the acquisition of the M/V Manzanillo Express in the fourth quarter of 2022, the M/V Itajai Express and the LNG/C Asterix I in the first quarter of 2023 and the M/V Buenaventura Express in the second quarter of 2023, partly offset by the sale of the M/V Agamemnon and the M/V Archimidis in July 2022;
•	the increase in the average daily charter rate earned by the vessels in our fleet;
•	the increase in vessel operating expenses due to the net increase in the average number of vessels in our fleet and costs incurred during scheduled maintenance underwent by certain of our vessels;
•	the impairment charge of $8.0 million we recognized on the date we agreed to sell the M/V Cape Agamemnon; and
•	the increase in the Partnership’s average indebtedness and the increase in the weighted average interest rate during the six-month period ended June 30, 2023, compared to the corresponding period in 2022.

Total Revenues

Total revenues, consisting of time and voyage charter revenues, amounted to $169.6 million for the six-month period ended June 30, 2023, compared to $147.3 million for the six-month period ended June 30, 2022. The increase of $22.3 million was primarily a result of the higher average daily charter rates earned by the vessels in our fleet and the increase in the average number of vessels in our fleet by 0.7 vessels during the six-month period ended June 30, 2023, compared to the same period in 2022.

Time and voyage charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates.

For the six-month period ended June 30, 2023, BP, Hapag-Lloyd, Cheniere and HMM accounted for 22%, 22%, 16% and 16% of our total revenues, respectively.

Voyage Expenses

Total voyage expenses amounted to $7.8 million for the six-month period ended June 30, 2023, in line with $8.0 million for the six-month period ended June 30, 2022.

Voyage expenses primarily consist of bunkers, port expenses and commissions. Voyage expenses incurred during time charters are paid by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during voyage charters and off-hire period are paid by us.

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Vessel Operating Expenses

For the six-month period ended June 30, 2023, our total vessel operating expenses amounted to $42.8 million, compared to $33.1 million for the six-month period ended June 30, 2022. The $9.7 million increase in total vessel operating expenses primarily reflects the net increase in the number of vessels in our fleet and costs incurred during scheduled maintenance underwent by certain of our vessels.

Total vessel operating expenses for the six-month period ended June 30, 2023, include expenses of $5.2 million incurred under management agreements with Capital-Executive Ship Management Corp. (“Capital-Executive”) and Capital Gas Ship Management Corp. (“Capital Gas”), compared to $4.6 million during the six-month period ended June 30, 2022. Please also refer to Note 4 (Transactions with related parties) in the unaudited condensed consolidated financial statements for the six-month period ended June 30, 2023.

General and Administrative Expenses

General and administrative expenses amounted to $5.1 million for the six-month period ended June 30, 2023, compared to $3.9 million for the six-month period ended June 30, 2022. The $1.2 million increase in general and administrative expenses was mainly attributable to the increase in the amortization associated with our equity incentive plan.

General and administrative expenses include Board fees and expenses, audit and certain legal fees, fees related to the requirements of being a publicly traded partnership and the amortization associated with our equity incentive plan.

Impairment of Vessel

On June 27, 2023, we agreed to sell the dry cargo vessel M/V Cape Agamemnon (179,221 DWT, built 2010, Sungdong Shipbuilding & Marine Engineering Co., Ltd, South Korea) to an unaffiliated party. Delivery of the M/V Cape Agamemnon to the buyer is expected by October 2023. The vessel was classified as held for sale and we recorded a non-cash impairment charge of $8.0 million. No impairment of vessel was recognised during the six-month period ended June 30, 2022.

Vessel Depreciation and Amortization

Vessel depreciation and amortization increased to $40.1 million for the six-month period ended June 30, 2023, compared to $36.0 million for the six-month period ended June 30, 2022. The increase in vessel depreciation and amortization primarily reflects the increase in the average number of vessels in our fleet partly offset by lower amortization of deferred dry-docking costs.

Total Other Expense, Net

Total other expense, net for the six-month period ended June 30, 2023, amounted to $48.4 million, compared to $20.7 million for the six-month period ended June 30, 2022. Total other expense, net includes interest expense and finance cost of $49.2 million for the six-month period ended June 30, 2023, compared to $22.1 million for the six-month period ended June 30, 2022. The increase of $27.1 million was mainly due to the increase in the Partnership’s average indebtedness and the increase in the weighted average interest rate for the six-month period ended June 30, 2023 to 6.2% compared to 3.4% for the six-month period ended June 30, 2022. Please also refer to Note 7 (Long-term debt, net) to our unaudited condensed consolidated financial statements.

Interest expense and finance cost include interest expense, amortization of financing charges, commitment fees and bank charges.

Partnership’s Net Income

The Partnership’s net comprehensive income for the six-month period ended June 30, 2023, amounted to $17.4 million compared to $45.6 million for the corresponding period in 2022.

Liquidity and Capital Resources

As of June 30, 2023, total cash and cash equivalents amounted to $104.7 million. Total cash includes restricted cash of $11.7 million in total representing the minimum liquidity requirement under our credit facilities, sale and lease back agreements and unsecured bonds (the “financing arrangements”).

Generally, our primary sources of funds have been cash from operations, bank borrowings, sale and lease back arrangements and, depending on our access to the capital markets, equity and debt securities offerings.

Cash from operations depends on our chartering activity. Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations. None of our charters is expected to expire in the coming 12 months. Cash flows from operations may be further affected by other factors described in our Annual Report in “Item 3. Key Information—D. Risk Factors”.

Because we distribute all of our available cash (a contractually defined term, generally referring to cash on hand at the end of each quarter after provision for reserves), we generally rely upon external financing sources, including bank borrowings and equity and debt securities offerings, to fund replacement, expansion and investment capital expenditures, and to refinance or repay outstanding indebtedness.

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 In particular, since 2011, our board of directors has elected not to provision cash reserves for estimated replacement capital expenditures. Accordingly, our ability to maintain and grow our asset base, including through further dropdown opportunities from Capital Maritime and its affiliates or acquisitions from third parties, and to pay or increase our distributions as well as to maintain a strong balance sheet depends on, among other things, our ability to obtain required financing, access financial markets and refinance part or all of our existing indebtedness on commercially acceptable terms.

In April 2016, in the face of severely depressed trading prices for master limited partnerships, including us, a significant deterioration in our cost of capital and potential loss of revenue, our board of directors took the decision to protect our liquidity position by creating a capital reserve. We used cash accumulated as a result of quarterly allocations to our capital reserve to partially prepay our indebtedness as part of our refinancing in October 2017. We expect to continue to reserve cash in amounts necessary to service our debt in the future, including to make quarterly amortization payments. Please see “Item 8A: How We Make Cash Distributions” in our Annual Report for further information on our cash distribution policy.

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses. We currently have no capital commitments to purchase or build additional vessels. We do not anticipate any of our vessels to undergo special survey in the next twelve months.

As of June 30, 2023, total partners’ capital amounted to $649.4 million, an increase of $11.0 million compared to $638.4 million as of December 31, 2022. The increase reflects net income for the six months ended June 30, 2023, other comprehensive income of $1.7 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge and the amortization associated with our equity incentive plan of $1.9 million, partly offset by distributions declared and paid during the period in a total amount of $6.2 million and the cost of repurchasing our common units under our unit repurchase program for an aggregate amount of $3.8 million.

Subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents and restricted cash provided by / (used in) operating, investing and financing activities for the periods, presented in millions:

	For the six-month periods ended June 30,
	2023	2022
Net Cash Provided by Operating Activities	$91.5	$90.7
Net Cash Used in Investing Activities	(455.8)	(33.1)
Net Cash Provided by / (Used in) Financing Activities	$314.1	$(54.1)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $91.5 million for the six-month period ended June 30, 2023, compared to $90.7 million for the six-month period ended June 30, 2022. The increase of $0.8 million was mainly attributable to a decrease in prepayments and other assets, in inventories and in the amounts we reimbursed our managers for expenses paid on our behalf and to an increase in accounts payables, accrued liabilities and revenue received in advance partly offset by an increase in trade accounts receivable and the increase in interest expense and finance costs.

Net Cash Used in Investing Activities

Net cash used in investing activities refers primarily to cash used for vessel acquisitions and improvements, including installation of scrubbers. Net cash used in investing activities during the six-month period ended June 30, 2023, amounted to $455.8 million compared to $33.1 million during the corresponding period in 2022.

During the six-month period ended June 30, 2023 we paid $116.5 to acquire the shares of the company owning the M/V Itajai Express, paid $218.0 million to acquire the shares of the company owning the LNG/C Asterix I, paid $116.5 to acquire the shares of the company owning the M/V Buenaventura Express and paid $4.8 million for vessel improvements.

During the six-month period ended June 30, 2022, we paid $30.0 million in advance for the acquisition of the shares of the companies owning the M/V Manzanillo Express, the M/V Itajai Express, the LNG/C Asterix I and the M/V Buenaventura Express, paid $1.1 million for vessel improvements and paid $2.0 million for expenses related to sale of vessels.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities for the six-month period ended June 30, 2023, was $314.1 million representing mainly cash proceeds of $392.0 million from the issuance of three new financing arrangements that we entered into in order to partly finance the acquisition of the shares of the companies owning the M/V Itajai Express, the LNG/C Asterix I and the M/V Buenaventura Express, partly offset by $3.4 million paid for the issuance of the three financing arrangements, the $23.4 million we paid to fully repay the 2021 CMBFL – Panamax sale and lease back agreements, $41.1 million of scheduled principal payments, $3.8 million paid to acquire CPLP units under our repurchase program and $6.2 million of dividends to our unit holders.

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Net cash used in financing activities for the six-month period ended June 30, 2022, was $54.1 million representing mainly $45.0 million cash paid for scheduled principal payments, $0.1 million paid for the debt issuance costs, $2.9 million paid to acquire CPLP units under our repurchase program and $6.1 million of dividends to our unit holders.

Borrowings (Financing Arrangements)

Our long-term borrowings are reflected in our balance sheet as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net”.

As of June 30, 2023, and December 31, 2022, total borrowings of $1,631.7 million and $1,299.2 million were outstanding under our financing arrangements respectively.

The 2022 Jolco

On December 23, 2022, we entered into the 2022 Jolco, consisting of up to $108.0 million of available funds, for the purpose of partially financing the acquisition of the shares of the company owning the M/V Itajai Express. The full amount of the sale and lease back agreement was drawn on January 6, 2023, and has duration of eight years.

The 2023 CMBFL - LNG/C

On February 7, 2023, we entered into the 2023 CMBFL - LNG/C, consisting of up to $184.0 million of available funds, for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Asterix I. The full amount of the sale and lease back agreement was drawn on February 17, 2023, and has duration of 10 years.

The 2023 Credit Facility

On June 13, 2023, we entered into the 2023 Credit Facility, consisting of up to $100.0 million of available funds, for the purpose of partially financing the acquisition of the shares of the company owning the M/V Buenaventura Express. The full amount of the facility was drawn on June 15, 2023, and has a duration of eight years.

Repayment of the 2021 CMBFL - Panamax

On March 14, 2023, we fully repaid the 2021 CMBFL - Panamax sale and lease back agreements, with original maturity in February 2026, amounting to $23.4 million.

For information relating to our credit facilities, sale and lease back agreements and unsecured bonds, please refer to Note 7 of our audited Consolidated Financial Statements included in our Annual Report, and Note 7 to our unaudited interim condensed consolidated financial statements included elsewhere herein and the description above in “Liquidity and Capital Resources”.

As of June 30, 2023, and December 31, 2022, we were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our financing arrangements and any other debt instruments we may issue or enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, such as interest rate developments, changes in the funding costs offered by our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests included in our financing arrangements, we are unlikely to be able to make any distributions to our unit holders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us, if any, may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our financing arrangements are secured by certain of our vessels, and if we are unable to repay debt under our financing arrangements, the lenders could seek to foreclose on those assets. More specifically, 13 vessels with an aggregate net book value of $2.0 billion as of June 30, 2023, have been provided as collateral under the terms of the Partnership’s credit facilities or the title of ownership is held by the relevant lender under our sale and lease back agreements. This excludes 10 unencumbered vessels of an aggregate net book value of $0.3 billion as of June 30, 2023.

Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios, see “Item 5.B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)” in our Annual Report. If the estimated asset values of vessels in our fleet decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our financing arrangements. A decline in the market value of our vessels could also affect our ability to refinance our financing arrangements and/or limit our ability to obtain additional financing. As of June 30, 2023, a decrease of 10% in the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our financing arrangements.

Off-Balance Sheet Arrangements

As of June 30, 2023, we have not entered into any off-balance sheet arrangements.

Critical Accounting Policies

A discussion of our critical accounting policies can be found in our Annual Report.

Changes in Accounting Policies

See Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

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INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

F- 1

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of June 30, 2023	As of December 31, 2022
Assets
Current assets
Cash and cash equivalents	$92,936	$144,635
Trade accounts receivable, net	3,535	2,102
Prepayments and other assets	5,138	7,534
Due from related party (Note 4)	–	3,636
Inventories	5,289	6,817
Claims	914	1,599
Assets held for sale (Note 5)	22,294	–
Total current assets	130,106	166,323
Fixed assets
Advances for vessels under construction – related party (Notes 4, 5)	–	24,000
Vessels, net (Note 5)	2,275,594	1,757,897
Total fixed assets	2,275,594	1,781,897
Other non-current assets
Above market acquired charters (Note 6)	24,244	32,320
Deferred charges, net	4,944	289
Restricted cash (Note 7)	11,717	10,213
Derivative asset (Note 8)	2,983	–
Prepayments and other assets	3,025	5,722
Total non-current assets	2,322,507	1,830,441
Total assets	$2,452,613	$1,996,764
Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net (Note 7)	$85,228	$73,213
Trade accounts payable	11,206	8,322
Due to related parties (Note 4)	5,575	1,016
Accrued liabilities	39,131	17,476
Deferred revenue	11,569	18,553
Total current liabilities	152,709	118,580
Long-term liabilities
Long-term debt, net (including $6,000 payable to related party as of June 30, 2023, and December 31, 2022) (Notes 4, 7)	1,534,194	1,215,865
Derivative liabilities (Note 8)	9,496	13,525
Below market acquired charters (Note 6)	98,701	10,368
Deferred revenue	8,130	–
Total long-term liabilities	1,650,521	1,239,758
Total liabilities	1,803,230	1,358,338
Commitments and contingencies (Note 12)	–	–
Total partners’ capital	649,383	638,426
Total liabilities and partners’ capital	$2,452,613	$1,996,764

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F- 2

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the six-month periods ended June 30,
	2023	2022
Revenues (Note 3)	$169,551	$147,316
Expenses:
Voyage expenses	7,782	8,031
Vessel operating expenses	37,594	28,555
Vessel operating expenses - related parties (Note 4)	5,212	4,571
General and administrative expenses (including $1,296 and $1,063 to related parties, for the six-month periods ended June 30, 2023 and 2022, respectively) (Note 4)	5,115	3,894
Vessel depreciation and amortization (Note 5)	40,053	36,032
Impairment of vessel (Note 5)	7,956	–
Operating income, net	65,839	66,233
Other income / (expense), net:
Interest expense and finance cost	(49,190)	(22,052)
Other income, net	791	1,386
Total other expense, net	(48,399)	(20,666)
Partnership’s net income	17,440	45,567
General Partner’s interest in Partnership’s net income	297	789
Partnership’s net income allocable to unvested units	423	1,043
Common unit holders’ interest in Partnership’s net income	16,720	43,735
Net income per (Note 11):
• Common unit, basic and diluted	0.85	2.26
Weighted-average units outstanding:
• Common units, basic and diluted	19,639,212	19,316,608
Partnership’s net income	17,440	45,567
Other comprehensive income:
Unrealized gain on derivative instruments (Note 8)	1,650	–
Partnership’s comprehensive income	$19,090	$45,567

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F- 3

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital

(In thousands of United States Dollars)

	General Partner	Common Unitholders	Treasury units	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2022	$10,466	$519,497	$(4,499)	$–	$525,464
Partnership’s net income	789	44,778	–	–	45,567
Dividends declared / paid (distributions of $0.15 per common unit) (Note 9)	(105)	(5,956)	–	–	(6,061)
Equity compensation expense (Note 10)	–	1,162	–	–	1,162
Repurchase of common units (Note 9)	–	–	(2,935)	–	(2,935)
Balance at June 30, 2022	$11,150	$559,481	$(7,434)	$–	$563,197

	General Partner	Common Unitholders	Treasury units	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2023	$12,414	$634,605	$(3,827)	$(4,766)	$638,426
Partnership’s net income	297	17,143	–	–	17,440
Dividends declared / paid (distributions of $0.15 per common unit) (Note 9)	(104)	(6,047)	–	–	(6,151)
Equity compensation expense (Note 10)	–	1,864	–	–	1,864
Repurchase of common units (Note 9)	–	–	(3,846)	–	(3,846)
Other comprehensive income (Note 8)	–	–	–	1,650	1,650
Balance at June 30, 2023	$12,607	$647,565	$(7,673)	$(3,116)	$649,383

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F- 4

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

For the six-month periods ended June 30,
	2023	2022
Cash flows from operating activities:
Net income	$17,440	$45,567
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 5)	40,053	36,032
Impairment of vessel (Note 5)	7,956	–
Amortization and write-off of deferred financing costs	1,483	1,053
Amortization / accretion of above / below market acquired charters (Note 6)	1,520	5,956
Amortization of ineffective portion of derivatives	(156)	–
Equity compensation expense (Note 10)	1,864	1,162
Change in fair value of derivatives (Note 8)	(3,213)	12,252
Unrealized bonds exchange differences	2,989	(14,138)
Changes in operating assets and liabilities:
Trade accounts receivable, net	(1,433)	2,337
Prepayments and other assets	3,763	(1,099)
Due from related party	3,636	–
Inventories	574	(823)
Claims	685	322
Trade accounts payable	2,271	1,309
Due to related parties	4,559	1,847
Accrued liabilities	6,387	413
Deferred revenue	1,146	(1,498)
Net cash provided by operating activities	91,524	90,692
Cash flows from investing activities:
Vessel acquisitions, including time charters attached, and improvements (Note 5)	(455,791)	(1,108)
Advances for vessels under construction – related party (Notes 4, 5)	–	(30,000)
Expenses related to the sale of vessels paid	–	(1,984)
Net cash used in investing activities	(455,791)	(33,092)
Cash flows from financing activities:
Proceeds from long-term debt (Note 7)	392,000	–
Deferred financing costs paid	(3,444)	(121)
Payments of long-term debt (Note 7)	(64,487)	(44,997)
Repurchase of common units (Note 9)	(3,846)	(2,935)
Dividends paid (Note 9)	(6,151)	(6,061)
Net cash provided by / (used in) financing activities	314,072	(54,114)
Net (decrease) / increase in cash, cash equivalents and restricted cash	(50,195)	3,486
Cash, cash equivalents and restricted cash at beginning of period	154,848	30,987
Cash, cash equivalents and restricted cash at end of period	$104,653	$34,473
Supplemental cash flow information
Cash paid for interest	45,140	20,585
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	12,207	692
Capitalized dry-docking costs included in liabilities	5,176	29
Deferred financing costs included in liabilities	410	–
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	92,936	23,869
Restricted cash - non-current assets	11,717	10,604
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$104,653	$34,473

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F- 5

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

1. Basis of Presentation and General Information

Capital Product Partners L.P. (the “Partnership”) was formed on January 16, 2007, under the laws of the Marshall Islands. The Partnership is an international shipping company. As of June 30, 2023, the Partnership owned a fleet of 23 high specification vessels consisted of 12 Neo-Panamax container carrier vessels, three Panamax container carrier vessels, one Cape-size bulk carrier vessel and seven X-DF Liquefied natural gas carrier (“LNG/C”) vessels. Its vessels are capable of carrying a wide range of cargoes including liquefied natural gas, containerized goods and dry bulk cargo under short-term voyage charters and medium to long-term time charters.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the Partnership’s consolidated financial statements for the year ended December 31, 2022, included in the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 26, 2023.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Partnership’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2023, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2023.

2. Significant Accounting Policies

A discussion of the Partnership’s significant accounting policies can be found in the Partnership’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2022 (the “Consolidated Financial Statements for the year ended December 31, 2022”).

3. Revenues

The following table shows the net revenues earned from time and voyage charters contracts for the six-month periods ended June 30, 2023, and 2022:

	For the six-month periods ended June 30,
	2023	2022
Time charters (operating leases)	$163,524	$139,182
Voyage charters	6,027	8,134
Total	$169,551	$147,316

As of June 30, 2023, 22 out of 23, of the Partnership’s vessels were employed under time charter agreements with remaining tenor ranging between 1.5 and 9.7 years, while one vessel was employed under a voyage charter. From these time charter agreements 15 include extensions in charterers’ option that range between 2.3 to 9.2 years.

As of June 30, 2023, there are expenses relating to contract fulfilment costs, amounting to $102, that were incurred between the contract date and the date of the vessel’s arrival to the load port, included in prepayments and other assets. As of June 30, 2023, the aggregate amount of the transaction price allocated to the remaining performance obligation relating to the Partnership’s voyage charter is $643 and the entity will recognize this revenue over the time of the voyage until its completion which is during the third quarter of 2023.

F- 6

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with related parties

Capital Maritime & Trading Corp. (“CMTC”) is an international shipping company with a long history of operating and investing in the shipping market and our sponsor. As of June 30, 2023, and December 31, 2022, CMTC may be deemed to beneficially own a 24.9% and 23.1% of our common units respectively.

CGC Operating Corp. (“CGC”) is a privately held company controlled by Mr. Miltiadis Marinakis the son of Mr. Evangelos M. Marinakis who also controls our general partner Capital GP L.L.C. (“CGP”) and Capital Gas Corp. On March 30, 2022, CGC transferred all 1,153,846 common units held by it to Capital Gas Corp. As of June 30, 2023, and December 31, 2022, Capital Gas Corp. may be deemed to beneficially own a 5.7% of our common units.

On June 6, 2022, the Partnership entered into a Master Vessel Acquisition Agreement (the “Master Agreement”) with CMTC for the acquisition of one 174,000 Cubic Meters (“CBM”) LNG/C vessel, two 13,312 Twenty-foot Equivalent Unit (“TEU”) and one 13,696 TEU container carrier vessels (Note 5).

In January 2023, the Partnership acquired from CMTC the shares of the company owning a 13,312 TEU container carrier vessel, the M/V Itajai Express (Note 5), which entered into a floating fee management agreement with Capital-Executive Ship Management Corp. (“Capital Executive”).

In February 2023, the Partnership acquired from CMTC the shares of the company owning one 174,000 CBM LNG/C vessel, the LNG/C Asterix I (Note 5), which entered into a floating fee management agreement with Capital Gas Ship Management Corp. (“Capital-Gas”).

In June 2023, the Partnership acquired from CMTC the shares of the company owning a 13,696 TEU container carrier vessel, the M/V Buenaventura Express (Note 5), which entered into a floating fee management agreement with Capital-Executive.

Further to the transactions described above with CMTC  , the Partnership and its subsidiaries have related party transactions with Capital Ship Management Corp. (“CSM”), Capital-Executive  , Capital-Gas,   (collectively “Managers”), and the Partnership’s general partner,  arising from certain terms of the following management and administrative services agreements.

1.	Floating fee management agreements: Under the terms of these agreements the Partnership compensates its Managers for expenses and liabilities incurred on the Partnership’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry docking are borne by the Partnership and not by the Managers. The Partnership also pays its Managers a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index.

2.	Administrative and service agreements: On April 4, 2007, the Partnership entered into an administrative services agreement with CSM, pursuant to which CSM has agreed to provide certain administrative management services to the Partnership such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Partnership reimburses CSM and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after CSM submits to the Partnership an invoice for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income. In 2015, the Partnership entered into an executive services agreement with CGP, which was amended in 2016, 2019 and 2022, according to which CGP provides certain executive officers services for the management of the Partnership’s business as well as investor relation and corporate support services to the Partnership. For the six-month periods ended June 30, 2023, and 2022 the fees under the executive services agreement with CGP amounted to $1,175 and $975, respectively and are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

F- 7

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

4. Transactions with related parties – continued

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of June 30, 2023	As of December 31, 2022
Assets:
Capital-Executive – advances for operating and voyage expenses (a)	$–	$3,636
Due from related party	$–	$3,636
Advances for vessels under construction – related party (b)	$–	$24,000
Liabilities:
CSM – payments on behalf of the Partnership (c)	$–	$705
Management fee payable to CSM (d)	–	25
Capital-Executive – payments on behalf of the Partnership (c)	3,883	–
Capital-Gas – payments on behalf of the Partnership (c)	1,692	107
Management fee payable to Capital-Gas (d)	–	179
Due to related parties	$5,575	$1,016

	For the six-month periods ended June 30,
Consolidated Statements of Comprehensive Income	2023	2022
Vessel operating expenses	$5,212	$4,571
General and administrative expenses (e)	1,296	1,063

(a)	Managers - Advances from the Partnership: This line item represents the amount advanced from the Partnership for operating and voyage expenses that will be paid by the Managers on behalf of the Partnership and its subsidiaries.

(b)	Advances for vessels under construction – related party: This line item includes advances paid by the Partnership to CMTC in respect of the Master Agreement.
(c)

Managers - Payments on Behalf of the Partnership: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Partnership and its subsidiaries.

(d)	Management fee payable to Managers: The amount outstanding as of December 31, 2022, represents the management fee payable to the Managers under the management agreements.
(e)	General and administrative expenses:This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.

5. Fixed assets and assets held for sale

a)	Vessels, net and advances for vessels under construction

An analysis of vessels, net is as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance as of January 1, 2023	$2,003,658	$(221,761)	$1,781,897
Vessel acquisitions	545,889	–	545,889
Improvements	16,665	–	16,665
Depreciation for the period	–	(39,561)	(39,561)
Impairment of vessel	(7,956)	–	(7,956)
Classification as asset held for sale	(45,007)	23,667	(21,340)
Balance as of June 30, 2023	$2,513,249	$(237,655)	$2,275,594

F- 8

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

5. Fixed assets and assets held for sale – continued

a)	Vessels, net and advances for vessels under construction – continued

Three vessels with an aggregate net book value of $445,640 as of June 30, 2023, have been provided as collateral under the terms of the Partnership’s credit facilities (Note 7). This excludes 10 vessels financed through sale and lease back agreements, for which the title of ownership is held by the relevant lender, with an aggregate net book value of $1,547,989 as of June 30, 2023, (Note 7) and 10 unencumbered vessels of an aggregate net book value of $303,305 as of June 30, 2023.

Vessel acquisitions and advances

On June 6, 2022, the Partnership entered into the Master Agreement with CMTC and agreed to exercise its right of first offer in order to acquire one 174,000 CBM latest generation X-DF LNG/C vessel, two 13,312 TEU and one 13,696 TEU hybrid scrubber-fitted dual fuel ready eco container carrier sister vessels from CMTC, for total consideration of $596,583. On June 21, 2022, the Partnership paid total advances in relation to the above agreement of $30,000.

On January 10, 2023, the Partnership acquired from CMTC the shares of the company owning the M/V Itajai Express for a total consideration of $122,500 which was funded through debt of $108,000 (Note 7), a cash deposit of $6,000 advanced in June 2022 and cash at hand.

On February 17, 2023, the Partnership acquired from CMTC the shares of the company owning the LNG/C Asterix I, for a total consideration of $230,000 which was funded through debt of $184,000 (Note 7), a cash deposit of $12,000 advanced in June 2022 and cash at hand.

On June 20, 2023, the Partnership acquired from CMTC the shares of the company owning the M/V Buenaventura Express for a total consideration of $122,500 which was funded through debt of $100,000 (Note 7), a cash deposit of $6,000 advanced in June 2022 and cash at hand.

All vessels were acquired with attached charter party agreements.

The Partnership accounted for these acquisitions as acquisitions of assets since the fair value of the vessels and the time charters attached are concentrated in a single identifiable asset. The Partnership considered whether any value should be assigned to the attached charter party agreements acquired and concluded that the contracted daily charter rates were below the market rates on the acquisition dates and therefore the total consideration was allocated to the vessel’s cost and the below market acquired charters. The Partnership allocated the cost of the vessels and the time charters acquired on the basis of their relative fair values.

The vessels were recorded in the Partnership’s financial statements at a total value of $569,889, reflecting an increase of $94,889 from the acquisition cost of $475,000 due to the value of the charters that were attached to the vessels at the time of the respective acquisitions (Note 6).

Improvements

During the six-month periods ended June 30, 2023, and 2022, certain of the Partnership’s vessels underwent improvements. The costs of these improvements amounted to $16,665 and $332 respectively and were capitalized as part of the vessels’ cost.

Improvements during the six-month periods ended June 30, 2023, included the cost of $411 relating to the installation of ballast water treatment (“BWT”) systems and $13,897 relating to the installation of exhaust gas cleaning systems (“Scrubbers”) for certain of the Partnership’s vessels. Improvements during the six-month periods ended June 30, 2022, included the cost of $33 relating to the installation of BWT systems.

During the six-month periods ended June 30, 2023, and 2022, the Partnership paid $3,971 and $510 respectively, relating to the purchase and installation of Scrubbers and BWT systems to certain of its vessels.

F- 9

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

5. Fixed assets and assets held for sale – continued

b)	Assets held for sale

An analysis of assets held for sale is as follows:

Assets held for sale
Balance as at January 1, 2023	$–
Vessel held for sale	21,340
Inventories	954
Balance as at June 30, 2023	$22,294

On June 27, 2023, the Partnership agreed to sell to an unaffiliated party the M/V Cape Agamemnon at a price of $22,000. The Partnership considered that the M/V Cape Agamemnon met the criteria to be classified as held for sale and measured the vessel at the lower of its carrying amount and fair value less the cost associated with the sale. In this respect, the Partnership recognized an impairment charge of $7,956 in its unaudited condensed consolidated statement of comprehensive income for the six-month period ended June 30, 2023. The vessel is expected to be delivered to its new owners by the third quarter of 2023.

6. Above / below market acquired charters

During the period ended June 30, 2023, the Partnership acquired the M/V Buenaventura Express, the LNG/C Asterix I and the M/V Itajai Express with time charters attached to the vessels, with time charters daily rates being below the market rates for equivalent time charters prevailing at the time of acquisition (Note 5). The fair value of the time charters attached to the vessels representing the difference between the time charter rates at which the vessels were fixed and the market rates for comparable charters as determined by reference to market data on the acquisition date were recorded as “Below market acquired charters” under long-term liabilities in the unaudited condensed consolidated balance sheet as of the acquisition dates respectively. The fair values of the time charters attached were determined using Level 2 inputs being market values on the acquisition dates (Note 8).

Above / below market time charters acquired are amortized / accreted using the straight-line method as a reduction / increase to revenues over the remaining term of the charters. For the six-month periods ended June 30, 2023, and 2022 such amortization and accretion to time charter revenues for the above and below market acquired time charters amounted to $1,520 and $5,956, respectively.

An analysis of above / below market acquired time charters is as follows:

	Above market acquired charters	Below market acquired charters
Carrying amount as at January 1, 2023	$32,320	$(10,368)
Additions	–	(94,889)
(Amortization) / accretion	(8,076)	6,556
Carrying amount as at June 30, 2023	$24,244	$(98,701)

As of June 30, 2023 the remaining carrying amount of unamortized above / below market acquired time charters was $24,244 and $98,701 respectively and will be amortized / accreted in future periods as follows:

For the twelve-month periods ended June 30,	Above market acquired charters	Below market acquired charters
2024	$12,976	$(17,327)
2025	8,222	(16,618)
2026	2,564	(13,351)
2027	482	(13,004)
2028	–	(13,040)
Thereafter	–	(25,361)
Total	$24,244	$(98,701)

F- 10

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-term debt, net

Long-term debt consists of the following credit facilities, sale and lease back agreements and unsecured bonds:

		As of June 30, 2023	As of December 31, 2022	Rate of interest
	Credit facilities
(i)	Issued in January 2021 maturing in February 2026 (the “CMTC Seller’s Credit”)	$6,000	$6,000	Fixed rate
(ii)	Assumed in December 2021 maturing in December 2027 (the “2021 credit facility”)	105,957	110,827	Margin + Secured Overnight Financing Rate (“SOFR”)
(iii)	Issued in October 2022 maturing in October 2028 (the “2022 credit facility”)	102,340	105,000	Margin + SOFR
(iv)	Issued in June 2023 maturing in June 2031 (the “2023 credit facility”)	100,000	–	Margin + SOFR
	Sale and lease back agreements
(v)	Issued in January 2020 maturing in January 2025 (the “2020 CMBFL”)	28,100	29,700	Margin + Libor
(vi)	Issued in January 2020 maturing in January 2025 (the “2020 CMBFL”)	28,100	29,700	Margin + Libor
(vii)	Issued in May 2020 maturing in May 2027 (the “ICBCFL”)	40,164	41,996	Margin + Libor
(viii)	Issued in January 2021 fully repaid in March 2023 (the “2021 CMBFL - Panamax”)	–	8,083	Margin + Libor
(ix)	Issued in January 2021 fully repaid in March 2023 (the “2021 CMBFL - Panamax”)	–	8,083	Margin + Libor
(x)	Issued in January 2021 fully repaid in March 2023 (the “2021 CMBFL - Panamax”)	–	8,083	Margin + Libor
(xi)	Assumed in September 2021 maturing in October 2027 (the “2021 Bocomm”)	132,684	138,888	Margin + Libor
(xii)	Assumed in September 2021 maturing in May 2028 (the “2021 Bocomm”)	125,953	132,217	Margin + Libor
(xiii)	Assumed in November 2021 maturing in August 2028 (the “2021 CMBFL - LNG/C”)	135,028	139,183	Margin + Libor
(xiv)	Assumed in November 2021 maturing in September 2028 (the “2021 CMBFL - LNG/C”)	133,950	138,072	Margin + Libor
(xv)	Assumed in November 2021 maturing in July 2036 (the “2021 Shin Doun”)	133,823	136,778	Fixed rate
(xvi)	Issued in December 2022 maturing in January 2031 (the “2022 Jolco”)	106,212	–	($73,812: Margin + SOFR, $32,400: Fixed rate)
(xvii)	Issued in February 2023 maturing in February 2033 (the “2023 CMBFL - LNG/C”)	181,812	–	Margin + SOFR
	Unsecured Bonds
(xviii)	Issued in October 2021 maturing in October 2026 (the “2021 Bonds”)	162,955	159,966	Fixed rate
(xix)	Issued in July 2022 maturing in July 2029 (the “2022 Bonds”)	108,637	106,644	Fixed rate
	Total long-term debt	1,631,715	1,299,220
	Less: Deferred loan and financing arrangements issuance costs	12,293	10,142
	Total long-term debt, net	1,619,422	1,289,078
	Less: Current portion of long-term debt	87,804	75,438
	Add: Current portion of deferred loan and financing arrangements issuance costs	2,576	2,225
	Long-term debt, net	$1,534,194	$1,215,865

F- 11

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

7. Long-term debt, net – continued

Details of the Partnership’s credit facilities, financing arrangements and unsecured bonds are discussed in Note 7 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2022.

On June 13, 2023, the Partnership entered into a new credit facility, the “2023 credit facility”, of up to $100,000, for the purpose of partially financing the acquisition of the shares of the company owning the M/V Buenaventura Express (Note 5). The full amount of the facility was drawn on June 15, 2023, and has a duration of eight years.

On March 14, 2023, the Partnership fully repaid the 2021 CMBFL - Panamax sale and lease back agreements, with original maturity in February 2026, amounting to $23,423.

On February 7, 2023, the Partnership entered into a new sale and lease back agreement, the “2023 CMBFL - LNG/C”, of up to $184,000, for the purpose of partially financing the acquisition of the shares of the company owning the LNG/C Asterix I (Note 5). The full amount of the sale and lease back agreement was drawn on February 17, 2023, and has duration of 10 years.

On December 23, 2022, the Partnership entered into a new sale and lease back agreement, the “2022 Jolco”, of up to $108,000, for the purpose of partially financing the acquisition of the shares of the company owning the M/V Itajai Express (Note 5). The full amount of the sale and lease back agreement was drawn on January 6, 2023, and has duration of eight years.

During the six-month period ended June 30, 2023, the Partnership repaid the amount of $41,064 in line with the amortization schedule of its credit facilities and financing arrangements.

As of June 30, 2023, and December 31, 2022, the Partnership was in compliance with all financial debt covenants.

As of June 30, 2023, there were no undrawn amounts under the Partnership’s credit facilities and financing arrangements.

For the six-month periods ended June 30, 2023, and 2022 interest expense amounted to $47,563 and $20,894, respectively and the weighted average interest rate of the Partnership’s loan facilities, financing arrangements and unsecured bonds was 6.2% and 3.4%, respectively.

8. Financial Instruments

(a)    Fair value of financial instruments

The carrying value of cash and cash equivalents and restricted cash, are considered Level 1 items as they represent liquid assets with short-term maturities, trade receivables, amounts due to related parties, trade accounts payable and accrued liabilities approximate their fair value.

The fair value of variable rate long-term debt (Note 7) approximates the recorded value, due to its variable interest being the LIBOR and the SOFR and due to the fact, the lenders have the ability to pass on their funding cost to the Partnership under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of June 30, 2023. LIBOR and SOFR rates are observable at commonly quoted intervals for the full term of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of the fixed rate long-term debt (Note 7 ((i), (xv) and (xvi))) as of June 30, 2023, was approximately $157,191 (carrying value: $172,875) and was determined by using Level 2 inputs being the discounted expected cash flows of the outstanding amount.

The Bonds (Note 7 ((xviii) and (xix))) have a fixed rate, and their estimated fair values as of June 30, 2023, were determined through Level 1 inputs of the fair value hierarchy (quoted price under the ticker symbols CPLPB1 and CPLPB2 on Athens Stock Exchange) and were approximately $261,738 (carrying value: $271,592).

There were no Level 3 items.

F- 12

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8. Financial Instruments - continued

(a)	Fair value of financial instruments – continued

Derivative instruments

The following table summarizes the terms of the cross-currency swap agreements and their respective fair value as of June 30, 2023.

a)	Derivative Asset:
Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Partnership receives in EURO	Fixed Rate the Partnership pays in United States Dollars	Fair Value June 30, 2023, in United States Dollars
26/07/2022	26/07/2029	100,000	101,800	4.40%	6.55%	2,983
				Total Fair Value		$2,983

b)	Derivative Liabilities:
Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Partnership receives in EURO	Fixed Rate the Partnership pays in United States Dollars	Fair Value June 30, 2023, in United States Dollars
21/10/2021	21/10/2025	120,000	139,716	2.65%	3.66%	$7,457
21/10/2021	21/10/2025	30,000	34,929	2.65%	3.69%	2,039
				Total Fair Value		$9,496

The following tables summarize the effect of the cross-currency swap agreements for the six-month periods ended June 30, 2023, and 2022:

-        Derivative designated as accounting hedge

	For the six-month periods ended June 30,
Amount of gain / (loss) recognized in other comprehensive income	2023	2022
Cross-currency swap agreement related to 2022 Bonds	$2,690	$–
Reclassification to other income / (expense), net	(1,040)	–
Total gain recognized in accumulated other comprehensive loss	$1,650	$–

The estimated net expense that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on cross-currency swap agreements designated as accounting hedge, amounts to $1,785.

-        Derivatives not designated as accounting hedges

	For the six-month periods ended June 30,
Amount of gain / (loss) recognized in other income / (expense), net	2023	2022
Change in fair value of derivatives related to 2021 Bonds	$3,213	$(12,252)
Realized interest expense of derivatives related to 2021 Bonds	(1,038)	(1,043)
Total gain / (loss) recognized in other income / (expense), net	$2,175	$(13,295)

F- 13

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

8. Financial Instruments - continued

(a)	Fair value of financial instruments – continued

Derivative instruments – Continued

The fair value of the cross-currency swap agreements is presented net of accrued interest expense which is recorded in “Accrued liabilities” in the unaudited condensed balance sheets.

Items Measured at Fair Value on a recurring Basis - Fair Value Measurements

Recurring Measurements:	June 30, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other Observable inputs (Level 2)	Unobservable Inputs (Level 3)
Cross Currency SWAP (100,000) - asset position	$2,983	$–	$2,983	$–
Cross Currency SWAP (120,000) – liability position	(7,457)	–	(7,457)	–
Cross Currency SWAP (30,000) – liability position	(2,039)	–	(2,039)	–
Total	$(6,513)	$–	$(6,513)	$–

The fair value (Level 2) of cross-currency swap agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, current interest rates, foreign exchange rates and the credit worthiness of both us and the derivative counterparty. This line item is presented in “Derivative liabilities” and “Derivative asset” in the unaudited condensed balance sheets.

(b)	Fair value of long-lived assets classified as held for sale

The following table summarizes the valuation of the Partnership’s assets measured at fair value on a non-recurring basis as of June 30, 2023:

Items Measured at Fair Value on a non-recurring Basis - Fair Value Measurements

Non-Recurring Measurements:	Quoted prices in active markets for identical assets (Level 1)	Significant other Observable inputs (Level 2)	Unobservable Inputs (Level 3)	Loss
Long-lived assets classified as held for sale (Note 5)	$–	$22,000	$–	$7,956

The M/V Cape Agamemnon was classified as held for sale as of June 30, 2023, and was recognized at its fair value of $22,000 less costs to sell of $660. The fair value of the M/V Cape Agamemnon was based on its transaction price, as the sale price was agreed with an unaffiliated party hence it is considered level 2 (Note 5).

(c)	Concentration of credit risk

Financial instruments which potentially subject the Partnership to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Partnership places its cash and cash equivalents, consisting mostly of deposits with creditworthy financial institutions rated by qualified rating agencies. A limited number of financial institutions hold the Partnership’s cash. Most of the Partnership’s revenues were derived from a few charterers.

F- 14

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

9. Partners’ Capital

As of June 30, 2023, and December 31, 2022, the Partnership’s partners’ capital was comprised of the following units:

	As of June 30, 2023	As of December 31, 2022
Common units	19,969,889	20,255,707
General partner units	348,570	348,570
Treasury Units	852,057	566,239
Total partnership units	21,170,516	21,170,516

Details of the Partnership’s Partner’s Capital are discussed in Note 12 of the Partnership’s Consolidated Financial Statements for the year ended December 31, 2022.

On January 26, 2023, the Partnership’s Board of Directors authorized a new unit repurchase plan, replacing the earlier plan (the “Repurchase Plan”). Pursuant to the Repurchase Plan, the Partnership may purchase up to $30,000 of its common units through January 2025, at times and prices that are considered by us to be appropriate. The Partnership expect to repurchase units under the Repurchase Plan in the open market or in privately negotiated transactions but are not obligated under the terms of the Repurchase Plan to repurchase any units, and, at any time, may suspend, delay or discontinue the Repurchase Plan.

For the six-month period ended June 30, 2023, and 2022, the Partnership completed the repurchase of 285,818 and 185,039 units, respectively paying an average price per unit of $13.42 and $15.83 plus repurchasing expenses. These units are held as treasury units by the Partnership and the amounts of $3,846 and $2,935 are recorded as a reduction in the Partnership’s Partner’s Capital for the six-month periods ended June 30, 2023, and 2022, respectively.

During the six-month periods ended June 30, 2023, and 2022, the Partnership declared and paid the following distributions to its common unit holders:

	April 25, 2023	January 26, 2023	April 27, 2022	January 24, 2022
Common unit-holders
Distributions per common unit declared	$0.15	$0.15	$0.15	$0.15
Common units entitled to distribution	20,061,965	20,249,105	20,314,910	19,394,696
General partner and incentive distribution rights (“IDR”)	$52	$52	$53	$52

10. Omnibus Incentive Compensation Plan

On March 18, 2022, the Partnership awarded 743,800 unvested units to Employees and Non-Employees with a grant-date fair value of $15.18 per unit. Awards granted to certain Employees and Non-Employees would vest in three equal installments.

The following table contains details of our plan:

Equity compensation plan - Unvested Units	Units	Amount
Unvested on January 1, 2023	495,867	$7,528
Granted	–	–
Unvested on June 30, 2023	495,867	$7,528

The unvested units accrue distributions as declared and paid, which distributions are retained by the custodian of the Plan until the vesting date at which time they are payable to the grantee. As unvested unit grantees accrue distributions on awards that are expected to vest, such distributions are charged to Partners’ capital. As of June 30, 2023, the unvested units accrued $372 of distributions.

There were no forfeitures of awards during the six-month period ended June 30, 2023. The Partnership estimated the forfeitures of unvested units to be immaterial.

F- 15

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

10. Omnibus Incentive Compensation Plan - Continued

For the six-month periods ended June 30, 2023, and 2022 the equity compensation expense that has been charged in the unaudited condensed consolidated statements of comprehensive income was $1,864 and $1,162 respectively. This expense has been included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

As of June 30, 2023, the total unrecognized compensation cost related to non-vested awards is $5,663 and is expected to be recognized over a period of 1.5 years. The Partnership uses the straight-line method to recognize the cost of the awards.

11. Net Income Per Unit

For the six-month periods ended June 30, 2023, and 2022 the Partnership excluded the effect of 495,867 and 743,800 non-vested unit awards in calculating dilutive EPU for its common unitholders, as they were anti-dilutive. The non-vested units were participating securities because they received distributions from the Partnership and these distributions did not have to be returned to the Partnership if the non-vested units were forfeited by the grantee.

The Partnership’s net income for the six-month periods ended June 30, 2023, and 2022 did not exceed the First Target Distribution Level and as a result, the assumed distribution of net income did not result in the use of increasing percentages to calculate CGP’s interest in net income.

The Two-Class Method was used to calculate EPU as follows:

	For the six-month periods ended June 30,
BASIC and DILUTED	2023	2022
Numerators
Partnership’s net income	$17,440	$45,567
Less:
General Partner’s interest in Partnership’s net income	297	789
Partnership’s net income allocable to unvested units	423	1,043
Common unit holders’ interest in Partnership’s net income	$16,720	$43,735
Denominators
Weighted average number of common units outstanding, basic and diluted	19,639,212	19,316,608
Net income per common unit:
Basic and diluted	$0.85	$2.26

12. Commitments and Contingencies

Contingencies

Various claims, suits and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, the Partnership is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

F- 16

Capital Product Partners L.P.

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of United States Dollars)

12. Commitments and Contingencies - Continued

Commitments

(a)	Lease Commitments: Future minimum rental receipts, excluding any profit share revenue that may arise, based on non-cancellable long-term time charters, as of June 30, 2023, are:

For the twelve-month period ended June 30,	Amount
2024	$349,823
2025	324,347
2026	201,583
2027	151,175
2028	151,284
Thereafter	398,925
Total	$1,577,137

13. Subsequent events

(a)  Dividends: On July 20, 2023, the Board of Directors of the Partnership declared a cash distribution of $0.15 per common unit for the second quarter of 2023 which was paid on August 8, 2023, to common unit holders of record on August 2, 2023.

F- 17